[UNITED RENTALS LOGO]



FOR IMMEDIATE RELEASE

           UNITED RENTALS WINS MOTION TO DISMISS IN FEDERAL COURT

   Court Confirms Accuracy of Disclosure on Tender Offer Financing

      GREENWICH, CT, JUNE 17, 1999 -- United Rentals, Inc. (NYSE: URI) announced today that the United States District Court for the District of Connecticut dismissed the only remaining counterclaims of Rental Service Corporation (NYSE: RSV) pending in the court.

      In its decision, the court determined that United Rentals' characterization of its tender offer as fully financed and all cash accurately reflected the offer in light of United Rentals' firm commitment from Goldman, Sachs & Co. The court also concluded that United Rentals' Offer to Purchase adequately disclosed the financing arrangements with Goldman Sachs.

      "We're pleased with today's decision to dismiss Rental Service's counterclaims, which we regarded from the beginning as meritless," said Bradley Jacobs, chairman and chief executive officer of United Rentals.

      United Rentals also said that it was continuing its tender offer and consent solicitation to unseat the Rental Service board.

      United Rentals, Inc. is the largest equipment rental company in North America and serves over 900,000 customers through its network of 506 locations in 41 states, six Canadian provinces and Mexico.

                                 ###
Investor contact:                Media contact:
Robert Miner                     Fred Bratman or Tracy Williams
United Rentals, Inc.             Sard Verbinnen & Co.
Phone: 203-622-3131              Phone: 212-687-8080
Fax: 203-622-6080                Fax: 212-687-8344
E-mail:  bminer@ur.com           E-mail: fbratman@sardverb.com
                                 or twilliams@sardverb.com